November 30, 2007

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Ladies and Gentlemen:

We are in receipt of your comment letter dated November 26, 2007 regarding our delinquency in filing an Item 4.01 Form 8-K to disclose the termination of Clear Choice Financial Inc’s relationship with its auditor, Farber Hass Hurley & McEwen LLP. On November 30, 2007, the Company filed this Form 8-K.

In connection with our response to your inquiry, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael J. Schifsky
Michael J. Schifsky
Chief Financial Officer